Exhibit 99.1
DEBT COVENANT COMPLIANCE
As of October 31, 2013
(Amounts in thousands)
(Unaudited)

Adjusted EBITDA:

(in 000s)	LTM (i)	Q3 FY13	Q4 FY13	Q1 FY14	Q2 FY14
Net Income	$1,951	$2,611	$(1,905)	$(845)	$2,090
Add Back:
Depreciation and Amortization	6,307	1,546	1,534	1,592	1,635
Income Tax Provision (Benefit)	4,135	1,551	749	(121)	1,956
Interest Charges	1,430	297	611	384	138
Non-Cash Charges (ii)	4,146	942	891	2,036	277
Adjusted EBITDA	$17,969	$6,947	$1,880	$3,046	$6,096
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (iii)	$9,214
B. Adjusted EBITDA	$17,969
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	0.51
Maximum Permitted	2.75x to 1
II. Consolidated Fixed Charge Coverage Ratio
A. Adjusted EBITDA
1. Consolidated Net Income	$1,951
2. Consolidated Interest Charges	$1,430
3. Provision for income taxes	$4,135
4. Depreciation expenses	$5,726
5. Amortization expenses	$581
6. Non-recurring non-cash reductions of Consolidated Net Loss	$4,146
7. Adjusted EBITDA (Lines II.A.1 + 2 + 3 + 4 + 5 + 6)	$17,969
B. Cash payments for taxes	$1,518
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except certain non-cash interest)	$1,392
E. Current portion of other long term debt (iv)	$29
F. Consolidated Fixed Charge Coverage Ratio ((Line II.A.7 - Line II.B - Line II.C) / (Line II.D + Line II.E)	10.2
Minimum required	1.75x to 1
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Notes:
(i) Last Twelve Months (Most Recent Four Fiscal Quarters)
(ii) Allowable add backs pursuant to Credit Facility Agreement

(iii)	Includes letters of credit of $6.6 million
(iv) Represents current portion of other long-term debt as of October 31, 2013